EX 99.28(d)(49)(ii)

Amendment

to Investment Sub-Advisory Agreement Between

Jackson National Asset Management, LLC

and Red Rocks Capital LLC

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (“Adviser”), and Red Rocks Capital LLC, a Colorado limited liability company and registered investment adviser (“Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser entered into an Investment Sub-Advisory Agreement effective as of the July 31, 2015 (“Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (“Funds”) of JNL Series Trust (“Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Adviser and the Sub-Adviser agree to amend the sub-advisory fees as forth on Schedule B to the Agreement to reflect fee reductions for the JNL/Red Rocks Listed Private Equity Fund.

Now Therefore, in consideration of the mutual covenants herein contained, the parties hereby agree to amend the Agreement as follows:

1.	Schedule B to the Agreement is hereby deleted and replaced in its entirety with Schedule B dated October 1, 2015, attached hereto.

2.	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3.
Each of the Parties represents and warrants to the others that it has full authority to enter into this Amendment upon the terms and conditions hereof and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Adviser and the Sub-Adviser have caused this Amendment to be executed as of this 8th day of September 2015, effective October 1, 2015.

Jackson National Asset Management, LLC		Red Rocks Capital LLC

By:	/s/ Mark D. Nerud	By:	/s/ Adam Goldman
Name:	Mark D. Nerud	Name:	Adam Goldman
Title:	President and CEO	Title:	Senior Vice President

Schedule B
October 1, 2015
(Compensation)

JNL/Red Rocks Listed Private Equity Fund
Average Daily Net Assets	Annual Rate
$0 to $200 Million	0.57%
$200 to $500 Million	0.52%
$500 Million to $1 Billion	0.47%
Amounts over $1 Billion	0.45%

B-1